Incoming, Inc.
244 Fifth Avenue, V235
New York, NY 10001

November 4, 2010

VIA EDGAR AND FEDEX

Mr. John Reynolds
Securities and Exchange Commission
Office of Beverages, Apparel and Health Care Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Incoming, Inc.

Form 10-K for Fiscal Year Ended November 30, 2009 (“Form 10-K”)
Filed on April 15, 2010
Form 8-K
Filed August 24, 2010, as amended by Amendment No. 1 filed on September 9, 2010 (collectively, “Form 8-K”)
Form 10-Q for Fiscal Quarter Ended May 31, 2010
Filed on July 14, 2010 (“Form 10-Q”)
File No. 000-53616

Dear Mr. Reynolds:

Incoming, Inc., a Nevada corporation (the “Company”), will file for your review, Amendment No. 1 to Form 10-K, Amendment No. 2 to Form 8-K and Amendment No. 1 to Form 10-Q (collectively, the “Amendments”). The Amendments will respond to the comments set forth in the Staff’s letter dated October 5, 2010 to the Company (the “Staff’s Letter”).  In addition, in response to the Staff’s comment No. 46, the Company will file for your review, the post effective amendment to the Company’s registration statement on Form S-1 filed on July 9, 2008 and declared effective on July 11, 2008 (the “S-1 Amendment”).  Please note that we expect to have the Amendments and S-1 Amendment filed no later than Wednesday, November 10, 2010.  All terms not defined in this letter shall have the meanings ascribed to them in the applicable Amendment.

In order to facilitate your review of the Amendments, the Company has responded to each of the comments set forth in the Staff’s Letter and duplicated herein, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs set forth therein.  The Company’s responses are listed in bold type face.

Mr. John Reynolds
November 4, 2010

The Company’s responses to the Staff’s comments set forth in the Staff’s Letter are as follows:

COMMENT NUMBER	RESPONSE

Form 10-K for the year ended November 30, 2009

Form 10-K - Management’s Discussion and Analysis, page 13

Results of Operations

1.
We note that you have not described the nature of the revenue generated in any period.  Please tell us and revise to disclose what products or services you provided and also tell us and revise recognition policy in the notes to the financial statements to provide your specific revenue recognition method(s).  We note the existing revenue recognition policy is generic and provides no insight into your activities.

Prior to July 31, 2009, we derived a majority of our revenue from our activities related to the distribution of American Urban Streetwear in the Eastern European market.  On July 31, 2009, we underwent a change in management and control and the focus of the company changed to brand acceleration.  Thereafter, revenues generated from our activities related principally to fees paid to our Chief Executive Officer in connection with various speaking engagements.

The Company intends to comply with this comment and will revise the disclosure accordingly.

Financial Statements

Report of Registered Public Accounting Firm

Mr. John Reynolds
November 4, 2010

2.
Please note that for development stage entities, auditor association with the cumulative data since inception is required.  Please advise your auditor to revise the opinion paragraph of the audit report to opine upon the cumulative period from inception (December 22, 2006) to the year ended November 30, 2009 in addition to the annual period already included and amend your Form 10-K accordingly.

The Company’s auditor intends to comply with this comment and will revise the opinion paragraph of the audit report accordingly.
3.
On September [10] [sic], 2009, you issued 1,000,000 shares of common stock to new officers and directors as compensation for services rendered.  We note you recorded share-based compensation expense of $10,000 based on the valuation of these shares at $0.01 per share.  Please note that compensation expense from share-based payment transactions should be calculated based on the fair value of the equity instruments issued.  Considering the quoted price of the stock far exceeded the recorded value and you had issued common stock for cash at $0.50 per share during September 2009 and October 2009, tell us how you considered the guidance per FASB ASC 718-10-30 in computing the compensation costs related to the issuance of these shares and revise your financial statement and disclosures as appropriate.  In addition, please disclose management’s process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

Mr. John Reynolds
November 4, 2010

The Company’s common stock was listed on the OTCBB market on October 29, 2009, approximately two months after the issuance described above.  In management’s judgment, the opening bid price for the Company’s common stock two months after the officer and director stock issuance on September 10, 2009 was not an appropriate measure of fair value.  Prior to the September 10th issuance to officers and directors, the Company sold common stock for cash in two transactions.  On February 28, 2009, the Company sold 4,070,000 shares of common stock at $0.01 per share.  On September 10, 2009, as noted in the Staff’s comment, the Company sold 1,000,000 shares of common stock at $0.50 per share.  Based on the number of shares of common stock sold in the two private stock sales, in management’s judgment, the first sale in February 2009 was more representative of the fair value of the Company’s common stock than the second sale in September 2009.  Consequently, the Company used $0.01 per share as the fair value for the issuance to officers and directors. Accordingly, the Company does not believe any further disclosure in the Form 10-K is required.

Section 302 Certifications
4.	We note that your Section 302 certifications do not comply with the language required by Item 601(b)(31) of Regulations S-K. Please revise to correct the following items in paragraph 4, as follows:

▪ Replace the head note reference to Exchange Act Rules 15d-15(e) with
   Exchange Act Rules 13a-15(c) and 15d-15(e).

▪ Revise the head note to include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)), and

▪ Provide paragraph 4(b) as defined in Item 601(b)(31) of Regulation S-K as it was omitted.

Mr. John Reynolds
November 4, 2010

The Company intends to comply with this comment and will make the requested revisions to the Section 302 certifications of the Form 10-K.

Form 8-K/A Filed August 24, 2010

Item 1.01 Entry into a Material Definitive Agreement
5.
Your disclosure related to various agreements addressed in this section indicates that the description “is qualified in its entirety by reference to [the exhibit] which is incorporated by reference.”  Please revise each statement to confirm that you have described all material provisions of each applicable agreement.

The Company will revise each statement in Item 1.01 of the Form 8-K to confirm that each description of the various agreements constitutes the material terms of each agreement and is qualified in its entirety by reference to the corresponding exhibit.

6.
We note the statement on page two that termination of the original agreement and the amended exchange agreement “did not result in early termination penalties.”  Please revise the last paragraph on page three to briefly discuss the background of these negotiations and explain how the terms were amended.

The Company intends to comply with this comment and will revise the disclosure in Item 1.01 of the Form 8-K to provide a brief summary of the events leading up to the termination of the Original Exchange Agreement and the Amended Exchange Agreement referenced therein.

Item 2.01

7.
We note that you valued the 2,970,000 shares issued as consideration pursuant to the Exchange Agreement with the shareholders of North American Bio-Energies, LLC (NABE) at $0.51 per share.  Please clarify how you valued these shares.

Mr. John Reynolds
November 4, 2010

The Company’s decision to value the 2,970,000 shares at $0.51 per share was based on the market share price of the Class A common stock of the Company on August, 23, 2010, the date the exchange transaction closed.

Business, page 3

8.
We note disclosure in this section addressing your share exchange agreement with the National Association of Professional Minorities, which does not appear to be described here or elsewhere in your Form 8-K/A.  In this regard, it appears that you have only nominal operations at your NAPM subsidiary and related business, and that, given the share exchange with NABE, you do not intend to operate an online social networking service for professional minorities or conduct direct marketing services or motivational and religious products.  Please revise or advise.

The Company does not intend to operate, through its subsidiaries or otherwise, an online social networking service for professional minorities or conduct direct marketing services or provide customers with motivational and religious products.  The Company will revise the disclosure on page 3 of the Form 8-K to reflect the Company’s decision to terminate its online social networking business and direct marketing business.

9.
We note the statement on page four that you are “currently partnered with neighboring universities.”  Please file and summarize these agreements.

No formal agreements exist between any university and the Company.  The Company has an informal arrangement with nearby universities to help educate students on the benefits of biofuel and to explore research opportunities with the universities.  The Company will revise the disclosure in the Form 8-K to reflect this arrangement in greater detail.

Mr. John Reynolds
November 4, 2010

10.
We note your statement on page 11 that Mr. Bell “has been doing business in Brazil and currently operates a plant there.  Please revise to disclose the name of plant; clarify the nature and extent of the plant’s operations; briefly discuss the nature of Mr. Bell’s employment by, ownership of, or relationship to, the plant; and clarify how he splits his time between you and this other entity.

The Company intends to comply with this comment and will revise the disclosure on page 11 of the Form 8-K accordingly.

11.	Given the commoditized nature of your product, please clarify the page 12 statement “We determine the price. . .”

The Company determines the price based on a number of factors. Internally, the Company has a matrix developed to derive its cost inputs (raw materials, utilities, labor, overhead, etc.).  Externally, the Company looks at Oil Pricing Information Service (“OPIS”) rack diesel price for the nearest distribution point, located in Charlotte, North Carolina, or other market areas in which the Company intends to sell its product, such as Greenville, South Carolina, as well as examining the price point for B100 biodiesel in those markets. However, OPIS by itself is not a sufficient indicator at this time due to the small number of member producers participating in the U.S. biodiesel sector.  With the advent of RFS and RFS2, the RINs market pricing is an increasingly relevant factor when working with the larger distributors. Once the price is determined, the Company thereafter sells to its customers on a first come, first serve basis.

12.
Please clarify why you have limited your competition discussion to “[w]ithin 150 miles of [y]our plant.”  We may have further comment.

The Company’s customer base is limited to a 150 mile radius due to increased transportation costs (and thus lowered profit margins) to transport to areas outside of that radius.

Mr. John Reynolds
November 4, 2010

13.
It is unclear why you do not discuss estimated amounts spent on research and development in the past two years.  See Item 101(h)(4)(x) of Regulation S-K.  Please revise or advise.

The Company intends to comply with this comment and will revise the disclosure on page 15 of the Form 8-K in accordance with Item 101(h)(4)(x) of Regulation S-K.

14.	We note the statement on page 14 that you are “fully insured at replacement with an ‘A’ rated insurance company.” Please describe the material terms and file the agreement as an exhibit or advise.

The Company intends to comply with this comment and will revise the disclosure on page 14 of the Form 8-K with respect to the aforementioned statement to include the material terms.  The Company does not believe it is necessary to file the insurance policies as exhibits as they are contracts in the ordinary course of business and would not be deemed a material definitive agreement required to be filed under Item 1.01 of the Form 8-K.

Form 8-K/A - Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

Company Overview
15.	Please advise us of the basis of your statement that switching your heating source to glycerin will save you over $100,000.

Mr. John Reynolds
November 4, 2010

By using the crude glycerin/glycerol produced as a byproduct of the Company’s biodiesel production as a boiler fuel, the Company can offset the amount of natural gas being utilized dramatically as well as reduce its internal labor and processing cost associated with the glycerin/glycerol.  Due to viscosity of the materials, more heat (natural gas) is needed for methanol recovery from the crude glycerol than for any other part of the biodiesel refining process.  Based upon historic cost data, at production levels of approximately 1,000,000 gallons of biodiesel and the recovery and processing of approximately 1,000,000 pounds of crude glycerol, the cost of natural gas was approximately $41,500.  The North Carolina State University engineer estimated the facility, at peak production, could utilize approximately 60% of the glycerol produced and offset 80-90% of the natural gas being utilized.  This equates to an approximate natural gas savings of approximately $33,000 - $37,000 at those production levels.  Based upon a peak production capacity of 5 million gallons/year this would equate to approximately $165,000 - $167,000.  The figure of $100,000 was derived using the offset cost of the crude glycerol to the natural gas, but there will also be  internal labor and processing efficiencies related to the glycerol processing/handling.  The remaining 40% of the crude glycerol could be sold into the market.

16.
Please clarify the disclosure throughout to explain in additional narrative and quantitative detail the impact that various government tax credits and their expirations have on your business and financial results for each period covered.  If certain tax credits appear necessary to maintain your profit margin, revise to clarify.

The Company intends to comply with this comment and will revise the disclosure on page 29 of the Form 8-K accordingly.

Mr. John Reynolds
November 4, 2010

17.
Please describe here and liquidity and capital resources as appropriate to further describe your North Carolina biodiesel facility and any other operations, including with respect to on-going maintenance needs and expenses and any anticipated future capital expenditures for plant and equipment.  In this regard we note the $294,074 construction in process from your pro-forma balance sheet filed as Exhibit 99.3.

The Company intends to comply with this comment and will revise the disclosure on pages 29 and 35 of the Form 8-K accordingly.

Results of Operations, page 29

18.
We note the disclosure on page 31 regarding your “arrangement with neighboring plant to purchase off-specification product at deeply discounted rates . . .” Please provide background for the decision to enter into this agreement  Also, please advise us of the terms of this arrangement and the approximate amount of revenue and expenses associated with it.

The NABE facility is configured in such a manner as to be able to take certain off-specification biodiesel product and re-work that product until it meets the ASTM specification. This includes the removal of water and sediment, removal of methanol, and/or completely re-reacting the product until industry parameters are met.  Most biodiesel facilities do not have off-specification product.  Therefore, this type of arrangement occurs infrequently.  In this case, the product was purchased at a nominal value of $1 per gallon, NABE’s cost to process the product was  $0.95 cents per gallon and the product was sold to our customers at various prices with an average price of $3 per gallon.  The following amounts relate to off-specification in 2009:  the combined cost to purchase and produce $95,029.35 and gross profit of $51,169.65. The following amounts relate to off-specification product in 2010: the combined cost to purchase and produce $274,988.36 and gross profit of $12,627.89. There are no written agreements with any plants for purchasing off-specification product.

Mr. John Reynolds
November 4, 2010

19.
We note a reference to grant money received under Other Income.  Please revise to address the nature of the grant and the organization(s) that gave it for each period.  It is unclear to what extent such income is expected to continue going forward.  Please revise accordingly.

The Company intends to comply with this comment and will revise the disclosure of the Form 8-K accordingly.

Debt Obligations and Commitments, page 34

20.
Please provide a narrative background of the origination and nature of the debt obligations described in the table on page 34.  For example, it is unclear if you are discussing obligations of the combined entity or merely obligations associated with NABE.  Also, revise to indicate the date as of which you are presenting this data.

The Company intends to comply with this comment and will revise the disclosure relating to the loans set forth on page 34 of the Form 8-K accordingly.
21.
Please revise to disclose the material terms of the two term loans and demand note - related party referenced on page 34.  Also, revise to file the two term loans as exhibits or advise.

The Company intends to comply with this comment by providing the requested disclosure on page 34 of the Form 8-K to disclose the material terms of the two term loans and the demand note.  The Company will comply with this comment and file the term loans as exhibits to the Form 8-K.

Mr. John Reynolds
November 4, 2010

Liquidity and Capital Resources

22.
Please clarify whether you have presented the working capital and cash flows of the combined entity here and not merely the information associated with NABE.  If this represents solely NABE’s working capital and cash flows, revise to include a discussion of the obligations and cash flows associated with Incoming, Inc.

The numbers previously presented in the 8-K/A related solely to the operations of NABE.  The Company will revise pages 34 and 35 of the Form 8-K to include a discussion of the obligations and cash flows associated with Incoming, Inc.

23.
Please reconcile your page 35 statements “[t]o date, our cash flow requirements have been primarily met by our current sales” with “the Company has funded its operations through gross proceeds from a loan of $349,[598][sic]. . .”  Revise to clarify the sources of financing for your operations and address liquidity on a short- and long term basis.  You state on page 35 that you may require equity funding for an “acquisition and expansion plan,” but it is unclear to what extent such funding may be required to continue your current level of operations.

The Company intends to comply with this comment and will revise the disclosure accordingly. The Company notes that the loan of $349,598 was meant to refer specifically to the use of “Cash from Financing Activities.”

24.
Please expand on your Cash From Investing Activities to address the material fixed assets purchased during each period presented.

The Company intends to comply with this comment and will revise the disclosure on page 35 of the Form 8-K accordingly.

Properties, page 36

25.	Please file the lease agreements referenced in your discussion. The Company will file the lease agreement as Exhibit 10.7 to the Form 8-K, as requested.

Mr. John Reynolds
November 4, 2010

Directors, Executive Officers, Promoters and Control Persons, page 37

26.
Please update your disclosure to reflect Mr. Taylor’s resignation and the appointment of Mr. Bell as your Chief Executive Officer.

The Company understands this comment, but does not believe additional disclosure is warranted.

As of August 24, 2010, the filing date of the Form 8-K, (i) Mr. Bell was not an executive officer and (ii) Mr. Taylor had not resigned as Chief Executive Officer.  Subsequent to the filing of the Form 8-K, Mr. Taylor resigned and Mr. Bell was elected as Chief Executive Officer on September 7, 2010. The Company then filed a Current Report on Form 8-K on September 10, 2010 disclosing Mr. Taylor’s resignation and Mr. Bell’s appointment as Chief Executive Officer.  As such, Mr. Taylor’s resignation and Mr. Bell’s appointment as Chief Executive Officer occurred subsequent to the filing of the Form 8-K.  The disclosure set forth in Amendment No. 2 relates only to events occurring on or prior to August 24, 2010.  Consequently, the Company does not believe any additional disclosure is required in the Form 8-K.

27.
We note that Mr. Taylor is named as the Chief Executive Officer of City Capital Corporation.  A review of public filings indicates that City Capital has not filed its Form 10-Q for the periods ended March 31, 2010 or June 30, 2010.  Please revise your disclosure to clarify that this company is not current in its reporting obligations or advise.  In addition, please reconcile Mr. Taylor’s experience as contained in the City Capital Form 10-K to his biography in your Form 8-K/A.

Mr. John Reynolds
November 4, 2010

The Company understands this comment, but the Company cannot comment on the reporting obligations of another public company with a separate board of directors.  Although technically affiliated entities since Mr. Taylor is the CEO of City Capital, the board of directors of each company are different.  Notwithstanding the inconsistency with Mr. Taylor’s biography in the City Capital periodic reports, the Company has re-confirmed with Mr. Taylor that his biographical information in the Form 8-K is true and accurate as of August 24, 2010, the filing date of the Form 8-K.  Accordingly, other than the disclosure regarding the revised disclosure required pursuant to comment 28 herein, the Company does not believe any further revisions are necessary with respect to Mr. Taylor’s biography as set forth in the Form 8-K.

28.
Please revise your biographies to provide all of the information covered by Item 401(e) of Regulation S-K.

The Company intends to comply with this comment by revising the biographies under Item 2.01, “Directors, Executive Officers, Promoters, and Control Persons” on page 37 of the Form 8-K.  Other than Messrs. Bell and Taylor, no person listed on page 37 of the Form 8-K was employed by a parent, subsidiary or affiliate of the Company.  The Company will also revise each individual’s biographies to include a disclosure of the specific experience, qualifications, attributes or skills that led to the conclusion that the individual should serve as a director.

29.
We note your paragraph Involvement in Certain Legal Proceedings which addresses certain matters “during the past five years.”  While negative disclosure is not required, please note that Item 401(f) of Regulation S-K has recently been expanded and would appear broader than the statement you have provided here.  Please confirm that you are aware of the expanded disclosure obligation.

Mr. John Reynolds
November 4, 2010

The Company confirms that it is aware of the requirement to disclose certain legal proceedings during the past 10 years under the revised Item 401(f) of Regulation S-K.  None of the Company’s executive officers or directors have been the subject of the legal proceedings described under Item 401(f) of Regulation S-K for the last 10 years.  For the purpose of clarity, we will amend the reference in the Form 8-K from “five” years to “ten” years.

Executive Compensation, page 39

30.
We note your statement that “[n]o other executive officer received total annual salary and bonus compensation in excess of $100,000.”  Please revise to refer to total compensation and not merely these two forms of compensation.

The Company will make the requested change in the Form 8-K to include annual salary, bonus compensation, stock awards, option awards, non-equity incentive plan compensation, and non-qualified deferred compensation earnings.

31.	Please revise to include a total column. The Company notes that a total column is already provided in the Summary Compensation Table on page 39 of the Form 8-K.
32.
We note footnote two to your table indicates that you valued the shares received by Mr. Taylor on September 10, 2009 at $.001.  Please revise to indicate, if true, that this represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 and include the information requested by Instruction 1 to Item 402(n).

The Company intends to comply with this comment and will revise the disclosure in footnote two of the table on page 39 of the Form 8-K accordingly. Please also refer to the Company’s response in comment 3 herein for further explanation.

Mr. John Reynolds
November 4, 2010

33.
We note the statement on page 39 that “[t]here is no plan or understanding, express or implied, to pay any compensation to any director or executive officer pursuant to any compensatory or benefit plan. . .” and “currently no compensation arrangements are in place for the compensation of directors.”  Your Form 10-Q, filed on July 14, 2010, prior to your Form 8-K/A, indicates that you issued a total of 6.4 million shares to your officers and directors for services.  Please revise to reconcile the apparent inconsistency.

The Company will amend the disclosure to reflect that there is no compensation arrangements in place for our officers and directors for the fiscal year ended November 30, 2009. The Company understands the Staff’s comment, but does not believe the stock issuances described in the Form 10-Q need be disclosed in the Form 8-K.  Item 402(p) of Regulation S-K requires the disclosure of compensation arrangements for the prior fiscal year only.  6,450,000 shares of common stock were issued to certain officers and directors of the Company on July 1, 2010.  Consequently, the Company believes that the stock issuances occurring subsequent to the year ended November 30, 2009 (e.g., the July 1, 2010 stock issuances) need not be disclosed in the Form 8-K.

Notwithstanding the foregoing, the Company will revise footnote 2 on page 39 of the Form 8-K to reflect that Mr. Taylor received (i) 250,000 shares of the Company’s common stock on September 10, 2009 for certain consulting services to the Company and (ii) 250,000 shares of the Company’s common stock on October 20, 2009 pursuant to the share exchange agreement with NAPM, dated September 30, 2009, for a total of 500,000 shares of the Company’s common stock.

Mr. John Reynolds
November 4, 2010

34.
In this regard, we note a Schedule 13D filed September 23, 2010, indicating the following for the source and amount of funds or other consideration for purchases: “shares of Common Stock . . . issued to the reporting person. . . for consulting services rendered to the Company. . .and . . . for Mr. Taylor’s service as President and CEO of the Company.”  Please revise or advise.

Please refer to the Company’s response in comment 33 above.

Certain Relationships and Related Transactions, and Director Independence, page 40

35.
Please revise to present all amounts due to Mr. Taylor under all notes, agreements, or assignments, as of November 30, 2009 and 2008 as well as June 30, 2010 in this section.  Disclose all material terms associated with each agreement.  Please explain if and when each of these balances was repaid.

The Company intends to comply with this comment and will revise page 40 of the Form 8-K to include the material terms of all agreements, notes and assignments with respect to Mr. Taylor as of November 30, 2008 and 2009 and June 30, 2010, and when each balance was repaid.

36.
Please provide the information required by Item 404 of Regulation S-K as it relates to your sales to Verde Biofuels, which you state on page 12 is owned by Mr. Bell.  Please file any related agreements.  Also, revise to address the amounts due from related parties.  In this regard we note a $115,093 balance reported in your pro forma balance sheet filed as Exhibit 99.3.

The Company intends to comply with this comment and will revise the disclosure in the Form 8-K accordingly.

37.
Please clarify how much you paid to purchase the 50% membership interests in Pentrose LLC.

The Company intends to comply with this comment and will revise the disclosure on page 3 of the Form 8-K accordingly.

Mr. John Reynolds
November 4, 2010

Description of Our Securities to be Registered, page 41
38.
We note your statement that all of your issued and outstanding shares of common stock are “duly authorized, validly issued, fully paid and non-assessable.”  Please remove this statement as it is not one you are qualified to make.

The Company intends to comply with this comment and will remove this statement from the Form 8-K.

Item 3.02
39.
We note you have privately sold a substantial number of securities since your initial Form S-1 filing.  For some of these sales, we are unable to locate disclosure required by Item 701 of Regulation S-K, such as the identity of the purchasers, the exemption relied upon, and the material terms.  As non-exclusive examples, we direct your attention to Item 2 of your Form 10-Q for the period ended May 31, 2010, and Item 5 of your form 10-K for the year ended November 30, 2009.  Accordingly, please revise your disclosure here to provide Item 701 disclosure for each transaction within the last three years.

The Company intends to comply with this comment and will revise Item 3.02 of the Form 8-K to reflect the sales of its unregistered securities in the last three years.  The Company will not, however, disclose the issuance of securities which did not exceed 5% or more of its outstanding securities since the date of the last report filed under Item 3.02 of Form 8-K or the last periodic report, whichever is more recent.

Exhibits
Exhibit 99.3 - Pro Forma Financial Information

Mr. John Reynolds
November 4, 2010

40.
You disclose in the notes that the purchase allocation is not final.  Tell us why this is so and describe the information you are waiting for in order to complete the allocation, identify the party(ies) who will provide this information, and indicate when you expect to obtain the information.  Please disclose this information on an updated basis in future Exchange Act filings as well.

The purchase price allocation was not final because NABE is waiting on an appraisal report to be completed by a third party to determine the fair value of its equipment and other fixed assets that were acquired.  The Company is in the process of interviewing valuation firms and will advise the Staff of an expected date of completion upon retaining an appropriate valuation firm.

Form 10-Q for the Fiscal Quarter Ended May 31, 2010

41.	Please file the agreement with Auctus Private Equity to sell $25,000,000 shares of your stock on a best efforts basis, as referred to in footnote three, or advise.

The Company understands the comment, but does not believe it is required to file the non-binding agreement.  As of the date of the filing of the Form 10-Q, the Company had signed a non-binding letter of intent.  The Company does not believe that the non-binding letter of intent constitutes a material agreement, and consequently, the Company does not believe such letter of intent need be filed as an exhibit to the Form 10-Q. To date, the Company has not executed a binding agreement with Auctus Private Equity.

Mr. John Reynolds
November 4, 2010

Note 4 - Subsequent Events
Related Party Transactions

42.
On July 1, 2010, you issued 6,450,000 shares of common stock to directors and officers as compensation for services rendered.  It appears that you recorded share-based compensation expense of $64,500 based on valuation of these shares at $0.01 per share.  Please note that compensation expense from share-based payment transactions should be calculated based on the fair value of the equity instruments issued.  Considering the quoted price of the stock far exceeded the recorded value, tell us how you considered the guidance per FASB ASC 718-10-30 in computing the compensation cost related to the issuance of these shares and revise your disclosures as appropriate.  In addition, please disclose management’s process for determining the fair value of these shares (i.e. the significant judgments and assumptions made under the fair value method).

The subsequent events disclosure in the Form 10-Q for the period ended May 31, 2010 disclosed an incorrect fair value of the Company’s common stock.  The share issuance in question will be valued at its fair value on the measurement date which will be determined based on quoted prices in active markets for our common stock.  This amount will be reflected in our quarterly report on Form 10-Q for the quarter ended August 31, 2010.  As the subsequent event disclosure did not affect the financial statements as filed in the Form 10-Q, the Company does not intend to amend its filing.

Other Operations

43.
Please tell us the current status of your wholly-owned subsidiary, NAPM, and the 50%-owned entity, Pentrose.  Tell us whether you plan to continue operating and owning, respectively, these two entities.

Mr. John Reynolds
November 4, 2010

With respect to NAPM, NAPM was dissolved on September 9, 2010 pursuant to the filing of a Certificate of Cancellation with the New Jersey Secretary of State.  Please also refer to our response to comment 8 herein.

With respect to Pentrose, the Company has no role in the management of Pentrose.  Although the Company has not formally responded to Pentrose’s demand to repurchase the Company’s membership interests in Pentrose, the Company has withdrawn as a limited liability company member of Pentrose.

Other

44.	Please revise your subsequent Forms 10-Q, as necessary, to comply with the comments above. The Company intends to comply with this comment and will amend the subsequent Forms 10-Q, as necessary.
45.
Since you had de minimis operations prior to the acquisition, NABE appears to be your predecessor and as such you are required to include its pre-merger historical financial statements in your post-merger Form 10-K until you have two complete years of post-merger results of operations.  For example, your next Form 10-K for the year ended November 30, 2010 should include audited results of operations for NABE for 2009 (complete year) and an audited stub period for 2010 up to the date preceding the date of the acquisition.  Similar information should be provided on an unaudited basis in forms 10-Q.  If you believe NABE is not a predecessor entity, please provide your justification.

The Company is in agreement with the above comment and will include the required information beginning with our quarterly report on Form 10-Q for the quarter ended August 31, 2010.

Mr. John Reynolds
November 4, 2010

46.
We note the form S-1 that was declared effective on July 11, 2008. Based on the statements on page 22 of your form 10-K for the year ended November 30, 2008, it appears that the offering for up to 25 million shares has been completed and that you sold approximately 4 million shares.  Please file a post-effective amendment to deregister any unsold shares, consistent with the Undertakings required by Item 512 of Regulation S-K.  Also, please advise us of the exact date you closed this offering.  In this respect Note 3 to your Form 10-Q for the period ended May 31, 2009 suggests the offering was completed during the period ended May 31, 2009.

The Company will file a post-effective amendment to deregister any unsold shares registered pursuant to the Form S-1. The offering pursuant to the Form S-1 closed on March 11, 2009.
47.
Also, explain the decision to abandon the initial business plan from the S-1 in favor of your current plans in greater detail and explain what happened to those operations.  In this regard, we note disclosure on Forms 8-K filed August 21, 2009 and October 8, 2009, indicating that you ceased being a shell company.  Please revise to briefly address the material changes to your business operations.

The Company intends to comply with this comment and will revise the disclosure on page 3 of the Form 8-K accordingly.  The Company notes that the disclosure related to shell company status in Forms 8-K filed on August 21, 2009 and October 8, 2009 is incorrect.  The Company ceased being a shell company on August 24, 2010, the filing date of the Form 8-K.

In response to the Staff’s request, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. John Reynolds
November 4, 2010

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions regarding the foregoing, please feel free to contact the undersigned by telephone at (917) 210-1074 or the Company’s counsel, Peter Bilfield, Esq. of Shipman & Goodwin LLP at (203) 324-8151.   Thank you.

Very truly yours,

INCOMING, INC.

By: /s/ Victor AbiJaoudi II
Name: Victor AbiJaoudi II
Title: COO and President

cc:           R. Samuel Bell, Jr.
Jasmine Victoria
Peter J. Bilfield, Esq.
Tejal Patel, Esq.